UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SINO AGRO FOOD, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00203A102
(CUSIP Number)

November 10, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☑           Rule 13d-1(c)
☐           Rule 13d-1(d)
_______________
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Ironridge Global IV, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

6,636,222* (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

6,636,222* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,636,222* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.54%* (See Item 4)

12.	TYPE OF REPORTING PERSON

OO

* Subject to adjustment.  (See Item 4)

1.	NAME OF REPORTING PERSON

Ironridge Global Partners, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-4741201

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

HC

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1.	NAME OF REPORTING PERSON

Brendan T. O’Neil

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1.	NAME OF REPORTING PERSON

Richard H. Kreger

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

1.	NAME OF REPORTING PERSON

John C. Kirkland

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

0* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

*Excludes shares owned by Ironridge Global IV, Ltd.  (See Item 4)

ITEM 1	(a)	Name of Issuer:

Sino Agro Food, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

China Shine Plaza, Room 3711
No. 9 Lin He Xi Road
Guangzhou, China 510610

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Ironridge Global IV, Ltd. (“IV”) with respect to shares of common stock of the issuer beneficially owned by IV, and by Ironridge Global Partners, LLC (“IGP”) and IGP’s managing members Brendan T. O’Neil, Richard H. Kreger and John C. Kirkland with respect to the shares beneficially owned by IV.

(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of IV is:

Harbour House, Waterfront Drive
P.O. Box 972, Road Town, Tortola
British Virgin Islands, VG1110

The address of the principal business office of IGP and Messrs. O’Neil and Kreger is:

425 California Street, Suite 1010
San Francisco, California 94104

The address of the principal business office of Mr. Kirkland is:

881 Alma Real Drive, Suite 305
Los Angeles, California 90272

(c)	Citizenship:

IV is a British Virgin Islands business company.
IGP is a Delaware limited liability company.
Messrs. O’Neil, Kreger and Kirkland are United States citizens.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP Number:

00203A102

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	a.	Broker or dealer registered under Section 15 of the Exchange Act.
☐	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
☐	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	d.	Investment company registered under Section 8 of the Investment Company Act.
☐	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
☐	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
☐	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
☐	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
☐	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
☐	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See item 9 of cover pages.

(b)	Percent of class: See item 11 of cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

Pursuant to an Order Approving Stipulation for Settlement of Claims between Ironridge Global IV, Ltd. (“IV”) and the issuer on November 10, 2011, in settlement of $3,021,505.65 in accounts payable of the issuer owned by IV, IV is entitled to that number of shares of the issuer’s common stock equal to the claim amount and reasonable fees, divided 80% of the following:  the volume weighted average price of the issuer’s Common Stock over that number of consecutive trading days following the date of receipt required for the aggregate trading volume, as reported by Bloomberg LP, to exceed $9 million, not to exceed the arithmetic average of the individual daily volume weighted average prices of any five trading days during such period.  Based on the issuer’s $0.63 closing share price on November 9, 2011, that would equate to approximately 6,636,222 shares.

For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of 62,894,262  shares of common stock outstanding immediately prior to the issuance of shares to IV, such that 6,636,222 shares issued to IV would represent approximately 9.54% of the outstanding common stock after such issuance.

At no time may the reporting persons collectively own more than 9.99% of the total number of shares of common stock outstanding.  IV received an initial issuance of 6,975,000 shares, representing approximately 9.99% of the outstanding common stock after such issuance, and may be required to return or entitled to receive shares, based on the calculation summarized in the prior paragraph.

IV is not a registered broker-dealer or an affiliate of a registered broker-dealer.  Voting and dispositive power with respect to shares of common stock owned by IV is exercised by David Sims, Vice President.  However, for so long as IV or any of its affiliates hold any shares of common stock of the issuer, they are prohibited from, among other actions: (1) voting any shares of issuer common stock owned or controlled by them, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the issuer; (2) engaging or participating in any actions or plans that relate to or would result in, among other things, (a) acquiring additional securities of the issuer, alone or together with any other person, which would result in them collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the total outstanding common stock or other voting securities of the issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets, (d) changes in the present board of directors or management of the issuer, (e) material changes in the capitalization or dividend policy of the issuer, (f) any other material change in the issuer’s business or corporate structure, (g) actions which may impede the acquisition of control of the issuer by any person or entity, (h) causing a class of securities of the issuer to be delisted, (i) causing a class of equity securities of the issuer to become eligible for termination of registration; or (3) any actions similar to the foregoing.

Each of  IGP and Messrs. O’Neil, Kreger and Kirkland disclaims beneficial ownership or control of any of the securities covered by this statement.  IGP and Messrs. O’Neil, Kreger and Kirkland directly own no shares of the issuer.  However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, IGP or Messrs. O’Neil, Kreger and Kirkland may be deemed to beneficially own or control the shares owned by IV.  Messrs. O’Neil, Kreger and Kirkland are each managing directors IV, and managing directors, members and one-third beneficial owners of IGP.  IGP is the stockholder and beneficial owner of IV.

ITEM 5: Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:    ❑

ITEM 6: Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10: Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRONRIDGE GLOBAL IV, LTD.

Dated: November 10, 2011	By:	/s/ David Sims
Name: David Sims
Its: Vice President

IRONRIDGE GLOBAL PARTNERS, LLC

Dated: November 10, 2011	By:	/s/ Keith Coulston
Name: Keith Coulston
Its: Vice President

Dated: November 10, 2011	/s/ Brendan T. O’Neil
Brendan T. O’Neil

Dated: November 10, 2011	/s/ Richard H. Kreger
Richard H. Kreger

Dated: November 10, 2011	/s/ John C. Kirkland
John C. Kirkland

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G.

EXHIBIT 2

Joint Filing Agreement among Ironridge Global IV, Ltd., Ironridge Global Partners, LLC, Brendan T. O’Neil, Richard H. Kreger and John C. Kirkland.

Exhibit 1

Ironridge Global IV, Ltd. is a subsidiary of Ironridge Global Partners, LLC.

Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of November 10, 2011, is made by and among Ironridge Global IV, Ltd., a British Virgin Islands business company, Ironridge Global Partners, LLC, a Delaware limited liability company, Brendan T. O’Neil, Richard H. Kreger and John C. Kirkland (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the Filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

IRONRIDGE GLOBAL IV, LTD.

Dated: November 10, 2011	By:	/s/ David Sims
Name: David Sims
Its: Vice President

IRONRIDGE GLOBAL PARTNERS, LLC

Dated: November 10, 2011	By:	/s/ Keith Coulston
Name: Keith Coulston
Its: Vice President

Dated: November 10, 2011	/s/ Brendan T. O’Neil
Brendan T. O’Neil

Dated: November 10, 2011	/s/ Richard H. Kreger
Richard H. Kreger

Dated: November 10, 2011	/s/ John C. Kirkland
John C. Kirkland